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                       SECURITIES AND EXHANGE COMMISSION

                                Washington, D.C.

                                  FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

--------------------------------------------------------------------------------
                               A.O.G. CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. A.O.G. Corporation is a corporation organized in the state of Arkansas. A.O.G. Corporation has its principal place of business at 111 Center Street, Little Rock Arkansas 72201. A.O.G. Corporation is a holding company which owns one subsidiary, Arkansas Oklahoma Gas Corporation, a public utility conducting business in the states of Arkansas and Oklahoma with its principal place of business at 115 North 12th Street, Fort Smith, Arkansas 72901.

2. A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, provides natural gas distribution service to approximately 46,021 customers in Arkansas and 15,557 in Oklahoma and also transports natural gas pursuant to Federal Energy Regulatory Commission approval. All sources of natural gas, primarily wellhead gas, are located in the states of Arkansas and Oklahoma. All transmission lines, producing fields and gas distribution facilities are located in the states of Arkansas and Oklahoma. A.O.G. Corporation nor its subsidiary own or operate any generating plants or gas manufacturing plants.

3. A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, operated as follows in calendar year 1997:

   a. Distributed 12,209,134 Mcf at 14.73 psig of natural gas at retail in the state of Arkansas.

   b. Distributed 1,954,099 Mcf at 14.73 psig of natural gas at retail in the state of Oklahoma.


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   c. Did not make any sales for resale.

   d.  Purchased 9,192,979 Mcf at 14.65 psig of natural gas in Arkansas.

   e.  Purchased 2,103,516 Mcf at 14.65 psig of natural gas in Oklahoma.

4. A.O.G. Corporation does not hold any interest in an exempt wholesale generator (EWG) or a foreign utility company.

     Attached hereto and made a part hereof as Exhibit "A" is a consolidating statement of income and surplus and a consolidating balance sheet of the Claimant, A.O.G. Corporation and its public utility subsidiary, Arkansas Oklahoma Gas Corporation for 1997.

     Attached hereto and made a part hereof as Exhibit "B" is a financial data schedule reflecting total assets, total operating revenues and net income that are applicable to the registrant on a consolidated basis.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 13th day of March, 1998.


                                     A.O.G. CORPORATION

                                     BY: /s/ Robert J. Mulson, Jr.
                                        -------------------------------
                                         Robert J. Mulson, Jr.
                                         Vice President

CORPORATE SEAL

Attest:

/s/ Michael J. Callan
-----------------------
Michael J. Callan

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Michael J. Callan--Vice President, Legal
Arkansas Oklahoma Gas Corporation
P.O. Box 17004
Fort Smith, AR 72917


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                                                                       EXHIBIT A
                                                                     Page 1 of 2

                      A.O.G. CORPORATION AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEET
                              December 31, 1997
                            (Dollars in Thousands)

                                     ASSETS

Property, plant and equipment, at cost............................................  $ 102,603
Less accumulated provisions for depreciation......................................     37,876

  Net property, plant and equipment...............................................     64,727

Investments at cost...............................................................      1,855

Current assets:
  Cash and cash equivalents.......................................................      3,825
  Temporary investments...........................................................          0
  Notes and accounts receivable, net..............................................     11,265
  Exchange gas receivable.........................................................        700
  Inventory of materials and supplies.............................................      1,570
  Prepaid expenses................................................................      1,002
  Other...........................................................................        827

    Total current assets..........................................................     19,189

Other noncurrent assets:
  Deferred Expenses...............................................................        198

    TOTAL ASSETS..................................................................     85,970

                            CAPITALIZATION AND LIABILITIES

Capitalization:
  Common stock....................................................................  $     423
  Additional paid-in capital......................................................        140
  Retained earnings...............................................................     38,196

    Total.........................................................................     38,759

Long term debt....................................................................     20,203

    Total capitalization..........................................................     58,962

Current Liabilities:
  Current portion of long-term debt...............................................      4,455
  Accounts payable................................................................      8,564
  Customers' deposits.............................................................      1,206
  Accrued liabilities.............................................................          0
    Taxes other than income.......................................................      1,496
    Income Taxes Due..............................................................        108
    Other.........................................................................        799

    Total current liabilities.....................................................     16,627

Other noncurrent liabilities:
  Customer advances for construction..............................................         35
  Deferred income taxes...........................................................      9,131
  Deferred investment tax credit..................................................      1,215

    TOTAL CAPITALIZATION AND LIABLITIES...........................................     85,970

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                                                                       EXHIBIT A
                                                                     Page 2 of 2

                       A.O.G. CORPORATION AND SUBSIDIARY

                        CONSOLIDATED STATEMENT OF INCOME
                              AND RETAINED EARNINGS
                        For Year Ended December 31, 1997
                             (Dollars in Thousands)

Operating income:
    Sales..........................................................................  $  56,335
    Other..........................................................................      1,914

                                                                                        58,249
Operating expenses:
    Gas purchased..................................................................     34,715
    Operating, general and administrative..........................................     10,265
    Maintenance....................................................................      1,192
    Depreciation and amortization..................................................      3,397
    Taxes other than income taxes..................................................      1,388
    Income taxes...................................................................      2,072

                                                                                        53,029
Operating Income...................................................................      5,220
Interest expense...................................................................      1,834

Utility Income.....................................................................      3,386

Other income (expense):
    Nonutility operating revenues..................................................        752
    Nonutility operating and maintenance expense...................................       (194)
    Dividends and interest income..................................................        246
    Income taxes...................................................................        (73)
    Other..........................................................................       (324)

Nonutility income..................................................................        407

Net Income.........................................................................      3,793

Retained earnings, December 31, 1996...............................................     36,713

Dividends paid.....................................................................     (2,310)

Retained earnings, December 31, 1997...............................................     38,196

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                                                                       EXHIBIT B

                          A.O.G. CORPORATION AND SUBSIDIARY
                               (Dollars in Thousands)


   ITEM NO.
-----------------

     1             Total Assets at December 31, 1997                           $  85,970

     2             Total Operating Revenues for year ended December 31, 1997   $  58,249

     3             Net Income for year ended December 31, 1997                 $   3,793